Exhibit 4.5

SIDE indemnity agreement

This Side Indemnity Agreement (this “Agreement”) dated as of November ___, 2020 between Telesat Canada (“Telesat”) and ● , of the City of ● in the Province of ● (the “Indemnitee”, and together with Telesat, the “Parties”, and each, a “Party”). Capitalized terms used but not defined herein have the meanings given to such terms in the Indemnity Agreement (as defined below).

RECITALS:

A.	Pursuant to an Indemnity Agreement dated ● between Telesat, Telesat Holdings Inc. and Telesat Interco Inc. (such Telesat entities having since amalgamated to form Telesat), and the Indemnitee, Telesat agreed to indemnify the Indemnitee in respect of liability related to the Indemnitee acting as a director or officer of Telesat and/or its Subsidiaries (the “Indemnity Agreement”). The Indemnity Agreement is attached as Exhibit A hereto.

B.	In contemplation of a rollup transaction involving Telesat and its direct and indirect shareholders (the “Rollup Transaction”), Telesat has requested that the Indemnitee act as an officer of Telesat Corporation (an entity that is currently unrelated to Telesat but will, upon completion of the Rollup Transaction, become Telesat’s indirect parent entity) (“New Telesat”). New Telesat will be the general partner of Telesat Partnership LP (“Canadian LP”), which, similar to New Telesat, is currently unrelated to Telesat but will, upon completion of the Rollup Transaction, become an indirect parent entity of Telesat.

C.	Telesat has further requested that the Indemnitee act as [the sole director and an officer] of Telesat CanHold Corporation (an entity that is also unrelated to Telesat but has been incorporated as a subsidiary of Canadian LP and will, upon completion of the Rollup Transaction, hold a direct equity interest in Telesat) (“CanHoldco”).

D.	Notwithstanding that Telesat, on the one hand, and New Telesat, Canadian LP, and CanHoldco on the other hand, will not be related entities until such time as the Rollup Transaction is completed, Telesat wishes to indemnify the Indemnitee in respect of his acting as a director of New Telesat (including in its capacity as the general partner of Canadian LP) pursuant to and in accordance with the terms of the Indemnity Agreement as if New Telesat, Canadian LP and CanHoldco were Subsidiaries of Telesat under such Indemnity Agreement.

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Telesat shall indemnify the Indemnitee in respect of his acting as [an officer of New Telesat (including in its capacity as the general partner of Canadian LP) and as a director and officer of CanHoldco], pursuant to and in accordance with the terms of the Indemnity Agreement as if New Telesat, Canadian LP, and CanHoldco were Subsidiaries of Telesat under such Indemnity Agreement.

2.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.	This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, other legal representatives, successors and permitted assigns.

4.	This Agreement may be executed in counterparts and delivered by means of facsimile, portable document format (PDF) or other electronic format, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of November ● , 2020.

TELESAT CANADA

By:
Name:
Title:

Witness	●

EXHIBIT A

INDEMNITY AGREEMENT

(See attached)